CHRONABILITY, INC.
Statements of Cash Flows
(Unaudited)

	From March 11, 2015 (inception) to Decmeber 31, 2015
Cash flows from operating activities	
Net loss	$ (340,360)
Net cash used in operating activities	(340,360)
Cash flows from financing activities	
Proceeds from issuance of common stock	1,000
Proceeds from related-party debt	339,780
Net cash provided by financing activities	340,780
Net cash increase in cash for period	420
Cash at beginning of period	-
Cash at end of period	$ 420